December 30, 2005
Michele Anderson
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  MISCOR Group, Ltd.
Form S-1, filed November 1, 2005
File No. 333-129354

Dear Ms. Anderson:

We have received your letter dated December 1, 2005, detailing your office’s review of the above-referenced filing. On behalf of MISCOR, below are our responses to those comments. We are filing Amendment No. 1 to the Form S-1 contemporaneously with this letter. References in this letter to the revised prospectus refer to the prospectus included in the amended Form S-1.

***
Form S-1

General

1.
In your response letter, please identify all securities of your company or your subsidiaries currently held by Laurus and its affiliates, as well as any notes or loans between the parties. To the extent you have not already done so, provide us with copies of all relevant agreements relating to these securities and obligations (including the instruments defining the rights of the securities), and file all material agreements with Laurus as exhibits to the registration statement in accordance with Item 601(b)(10) of Regulation S-K. Indicate in your response letter whether these securities are convertible or exercisable into other securities of your company or your subsidiaries and whether the conversion prices, exercise prices, or formulas are or will be based on the market price of other MISCOR securities.

Response: Laurus holds the following securities in MISCOR, all of which are disclosed under the caption “Prior Financing Transactions - Senior Secured Credit Facilities” on pages 31-33 of the revised prospectus:

●	Term note - $3.0 maximum borrowing; $3.0 million outstanding at September 25, 2005; convertible into MISCOR common stock at a fixed conversion price of $0.26 per share

●	Minimum borrowing note - $4.0 maximum borrowing; $4.0 million outstanding at September 25, 2005; convertible into MISCOR common stock*

●	Revolving note - maximum borrowing is $7.0 million less the amount outstanding under the minimum borrowing note; $0.0 outstanding at September 25, 2005; convertible into MISCOR common stock*

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

●	Common stock - 6,163,588 shares

●	Warrants to purchase 7,352,941 shares of MISCOR common stock, exercisable for a seven-year period at a fixed exercise price of $0.34 per share.

*With respect to the first $3,500,000 aggregate principal amount converted under the revolving note or and minimum borrowing note, the conversion price is fixed at $0.19 per share. With respect to the remaining principal amount, the conversion price is fixed at $0.32 per share.

The conversion prices and exercise prices are the result of private negotiations between Laurus and MISCOR. There is no current market price of MISCOR common stock because no public trading market exists.

MISCOR has provided you with copies of all relevant agreements relating to these securities and obligations (including the instruments defining the rights of the securities), and has filed all material agreements with Laurus as exhibits to the registration statement in accordance with Item 601(b)(10) of Regulation S-K.

2.
Advise whether or not Laurus has paid, and you have irrevocably received, all cash proceeds described under any financing agreement with Laurus, whether subject to an escrow agreement or otherwise. In this regard, provide us copies of the Disbursement Letter described in section 1.1(d) and the Joint Instructions described in section 3.1 (a) of the Funds Escrow Agreement filed as Exhibit 10.7 and revise to state clearly whether or not all of the funds have been released to you from escrow. Please note that registration for the resale of the common stock underlying the convertible notes is not permitted until the private placement of the notes is complete. See Interpretation 3.S of our March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations, publicly available on our website at www.sec.gov. If any funds have not been released from escrow, then please remove from the registration statement the common stock underlying the convertible notes or advise us in your response letter why the transaction is a completed private placement. In addition, provide risk factor and MD&A disclosure of any potential liability under Section 5 of the Securities Act specifically relating to the offer of the notes, or advise us why you believe this is not necessary.

Response: Laurus has paid, and MISCOR has irrevocably received, all cash proceeds described under the financing arrangement with Laurus. The escrow fund was a one-day escrow that was established only to facilitate transfer of funds at closing. All funds have been released from escrow. MISCOR is filing with Amendment No. 1 to the registration statement copies of the Disbursement Letter/Joint Instructions described in sections 1.1(d) and 3.1(a) of the Funds Escrow Agreement filed as Exhibit 10.7a to the

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

registration statement (see new Exhibit 10.7b). The Disbursement Letter and the Joint Instructions were handled in one document rather than in two separate documents.

MISCOR’s registration statement includes a Risk Factor (on page 11 of the revised prospectus) that “Our security holders could require us to rescind our prior sales of securities to them if a court determines that we did not comply with exemptions from securities registration requirements, which could adversely affect our operating results and working capital position.” MISCOR believes that the note offering was completed in compliance with available exemptions from registration and that an additional risk factor specifically relating to the offering of the notes is not necessary. Please also see our response to Item 19.

3.
We encourage you to file all exhibits with your next amendment or otherwise furnish us a draft of your legality opinion. We must review this document before the registration statement is declared effective, and we may have additional comments.

Response: We have filed our legality opinion as Exhibit 5.1 to MISCOR’s amended registration statement.

4.
Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s Current Issues and Rulemaking Projects outline, which is available on our website at http://sec.gov/divisions/corpfin/cfcrq032001.htm.

Response: MISCOR does not have any prospectus artwork.

5.	Please provide selected quarterly data in accordance with Item 302 of Regulation S-K.

Response: MISCOR has revised the registration statement to include the selected quarterly data at page 46 of the revised prospectus.

6.	Update your financial statements and other financial information in accordance with Rule 3-12 of Regulation S-X.

Response: MISCOR has updated its financial statements and other financial information to include information for the nine months ended September 25, 2005 and September 26, 2004 in accordance with Rule 3-12 of Regulations S-X.

Prospectus Cover

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

7.
Since there is currently no market for your common stock, please revise your cover page to provide that selling security holders will sell the common stock at a fixed price, which is quantified in your prospectus, until your shares are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933. Also revise elsewhere as appropriate.

Response: MISCOR has revised the cover page (and elsewhere as appropriate) to provide that selling security holders will sell the common stock at a fixed price of $0.25, which is quantified in MISCOR’s prospectus, until MISCOR’s shares are quoted on the OTC Bulletin Board or another established trading market or exchange and thereafter at prevailing market prices or privately negotiated prices.

8.	Additionally revise to state the net proceeds to selling shareholders. See Item 501(b)(3) of Regulation S-K.

Response: MISCOR has revised the cover page to state the net proceeds to selling shareholders in accordance with Item 501(b)(3) of Regulation S-K.

9.	Also revise to state clearly and very briefly whether or not you have any arrangements with market makers to seek quotation on the OTC Bulletin Board.

Response: MISCOR has revised the cover page to state clearly that MISCOR has a non-binding arrangement with a market maker to seek quotation of its common stock on the OTC Bulletin Board.

Forward-Looking Statements, page ii

10.
Please remove this paragraph and limit the inside cover page to the information required by Item 502 of Regulation S-K. The prospectus summary should immediately follow the inside cover page containing the table of contents.

Response: MISCOR has moved the Forward-Looking Statements paragraph to the page immediately following the Risk Factors section. Please see page 16 of the revised prospectus.

Prospectus Summary, page 1

11.	To put your financial condition in perspective, please revise to begin by highlighting very briefly and more clearly that:

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

●	since your inception you have not been profitable, you have lost money on both a cash and non-cash basis, you have a significant accumulated deficit and you expect your losses to continue;

●	due to your accumulated consolidated operating losses, you may not be able to obtain the performance bonds necessary to conduct your business;

●	you will need to increase your customer volume to become profitable and your operational systems may not support the necessary increase in volume;

●	there is no public market for your common stock, so investors in this offering may be purchasing an illiquid security;

●	your directors and officers are selling nearly all of the shares they own in this offering;

●	you have a significant amount of debt; and

●	you will receive no proceeds from this offering.

Response: Please see our collective response to Items 11-14 following Item 14.

12.
As currently drafted, the summary section is too long. The summary should provide a brief discussion of the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider significantly reducing the subsections entitled Recent Acquisition of Diesel Engine Business and Prior Financings to present only the most material aspects of these transactions as they affect your current operations and financial condition. Although this information is material, the description as currently drafted is too detailed for the summary and is more appropriate for your Business discussion and the discussion of prior financings beginning on page 27.

Response: Please see our collective response to Items 11-14 following Item 14.

13.
Please revise the bullet lists on page 1 to discuss very briefly in definite and concrete terms the key aspects of your proposed business and the products or services you sell. Your disclosure as currently drafted uses a number of vague and abstract terms to describe your business and the products or services you sell. For example, replace the term “electrical and mechanical solutions” with a more specific description of the products or services you sell to assist investors in evaluating your business. Also very briefly state the status of development and negotiations for the main categories of products or services that you intend to provide. Consider disclosure similar to that in your Management's Discussion and Analysis Overview on page 35.

Response: Please see our collective response to Items 11-14 following Item 14.

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

14.
Also, you use a number of terms that are business or technical jargon and may not be easily understandable to investors who are not already familiar with your business. Please generally revise your registration statement to replace such terms with everyday language. Examples include:

●	“Our business strategy is to acquire and grow a group of diversified but synergistic businesses.” Please explain in more concrete everyday terms.

●	“innovative and integrated mechanical and electrical service solutions.” Simply and briefly describe the products and services you will sell in everyday language.

●
“combine our expertise, functional capability and financial strength in a way that offers us a competitive advantage.” Please revise to explain these terms more specifically. Also revise the reference to “financial strength” by disclosing your accumulated deficit and ongoing losses.

These are only examples, please generally revise to use less business jargon in your registration statement and to describe your business in everyday language.

Response: MISCOR has substantially revised the summary section of the prospectus. Specifically, MISCOR has -

●	more clearly highlighted our financial condition to put it in perspective;

●	substantially shortened the summary to provide a brief discussion of the most material aspects of our company and our offering;

●	moved more detailed discussions of the Hatch & Kirk transaction and our prior financings to the main body of the prospectus;

●	restated in clearer terms the key aspects of our proposed business and the products and services we sell; and

●	eliminated vague and abstract terms and technical jargon and replaced such terms with everyday language.

Please see pages 1-2 of the revised prospectus.

Recent Acquisition of Diesel Engine Business, page 2

15.
We note that you have a dispute with Hatch & Kirk over certain matters related to your purchase, and that you have agreed with Hatch & Kirk to submit these disputes to binding arbitration for resolution. Provide this disclosure as well as any other required disclosures to comply with SFAS 5 in your footnotes.

Response: MISCOR recently settled its dispute with Hatch & Kirk and has deleted references to the pending matter from the revised prospectus. Under the settlement, all

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

outstanding claims and counterclaims were dropped, prior litigation was dismissed and released, and Hatch & Kirk provided certain documents, information and payments to MISCOR. MISCOR believes that the settlement will not have a material adverse effect upon its business, operations or financial condition. Please also see our response to comment 45.

The Offering, page 5

16.
We note your statement that “[w]e have never paid a cash dividend on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future.” Please revise to clarify, as you state on page 11 and at the bottom of page 31, that “we are precluded from paying cash dividends on our common stock under our financing agreements.”

Response: MISCOR has added the following statement on page 3 of the revised prospectus: “Our financing agreements also prohibit us from paying any dividends on our common stock.”

Risk Factors, page 7

We have a short operating history ..., page 7

17.
Please revise to clarify how the factors identified under this caption pose a risk to investors. In other words, clarify what adverse effect may occur in sufficient detail that investors can assess the magnitude of the risk. We also note your statement that “[o]ur limited operating history may make it difficult or impossible for analysts or investors to accurately forecast our future revenues.” Tell us in your response letter whether you are aware of any analyst coverage of your company. If not, consider removing the suggestion that the company is aware of analyst coverage.

Response: MISCOR has revised the first risk factor on page 6 to read as follows:

“We have a short operating history, which may make it difficult for investors to evaluate our business and our future prospects and will increase the risk of your investment.

We began operations in July 2000 with the purchase of the operating assets of an electric motor and magnet shop that launched our industrial services business. We expanded into electrical contracting in late 2002, and into diesel engine components in March 2005. Because of our limited operating history, we lack extended, historical financial and operational data, making it more difficult for an investor to evaluate our business, forecast our future revenues and other operating results, and assess the merits

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

and risks of an investment in our common stock. This lack of information will increase the risk of your investment.”

We may have to reduce or cease operations..., page 8

18.
You discuss in this risk factor the dilution that may result from raising additional capital through the future issuance of equity securities. Add a risk factor discussing the significant dilution your shareholders will experience as a result of the conversion of notes and the exercise of warrants and options that you previously issued.

Response: MISCOR has added a new risk factor on page 13 of the revised prospectus as follows:

“As a shareholder you will experience significant dilution as a result of the conversion of notes and debentures and the exercise of warrants and options that we have previously issued.

As described above, as of November 30, 2005, we had issued and outstanding 104,608,962 shares of our common stock, and securities convertible into or exercisable for an additional 95,269,289 shares of our common stock. This number excludes 500,000 shares issuable upon exercise of unvested options granted to certain executive officers, as well 9,375,000 shares issuable upon conversion of senior notes if we borrow the maximum principal amount under our senior credit facility. If these securities are converted into or exercised for shares of common stock, your percentage ownership in the company, and your economic interest in the company, will be diluted. The degree of dilution, which may be significant, will depend on the number of shares that are issued upon conversion or exercise.”

Our security holders could require us to rescind our prior sales..., page 12

19.
In your response letter, provide us with details of the specific transactions that you have reason to believe did not comply with the exemptions from registration under the federal securities laws, if any.

Response: MISCOR is not aware of any offering that did not comply with the applicable exemption claimed. MISCOR included this risk factor as cautionary language. Please also see our response to Item 2.

Risks Related to this Offering, page 12

20.	Please revise to include a risk factor that discusses the risks posed to your ability to obtain future financing by restrictive covenants and other provisions of your

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

financing arrangements with Laurus. For example, we note your disclosure regarding your convertible debentures on page 28 that “Our loan agreements with our senior secured lender restrict our ability to exercise this redemption right.” We also note your disclosure on page 31 that “we are precluded from paying cash dividends on our common stock under our financing agreements.”

Response: MISCOR has revised the risk factor on page 7 of the revised prospectus to include the above risk. The entire revised risk factor reads as follows:

“We may have to reduce or cease operations if we are unable to obtain the funding necessary to meet our future capital requirements. Our ability to raise additional financing for our business is restricted by our current financing agreements. Moreover, if we raise capital by issuing additional equity, your percentage ownership of our common stock will be diluted.

We believe that our existing working capital, cash provided by operations and our existing senior credit facility should be sufficient to meet on-going capital requirements and contractual obligations for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the rate and size of future business acquisitions, the expansion of our marketing and sales activities, and the rate of development of new products and services. To the extent that funds from the sources described above are not sufficient to finance our future activities, we may need to raise additional capital through debt or equity financing or by entering into strategic relationships or making other arrangements. Any additional capital we seek to raise, however, might not be available on terms acceptable to us, or at all. In that event, we may be unable to take advantage of future opportunities or to respond to competitive pressures or unanticipated requirements, any of which may have a material adverse effect on our business, financial condition or operating results.

Our current financing agreements restrict our ability to incur new indebtedness (other than trade debt), whether secured or unsecured, to redeem our capital stock, to issue preferred stock, and to pay dividends on any of our capital stock. In addition, so long as the notes we issued to it are outstanding, our senior secured lender has a right of first refusal with respect to any future debt financing that is convertible into our capital stock. These restrictions and the right of first refusal will make it more difficult to obtain future financing for our business.

Further, if we raise additional capital through the issuance of equity securities, the percentage ownership of each shareholder in the company will, and each shareholder’s economic interest in the company may, be diluted. The degree of dilution, which may be substantial, will depend to a large extent on the market price of our common stock and general market conditions at the time we issue any such new equity.”

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

Use of Proceeds, page 15,

21.
Please revise to disclose the use to which you put the proceeds from your convertible debt. Also disclose the use to which you will put the proceeds from exercise of the warrants. See Item 504 of Regulation S-K. In this regard, we note your disclosure on page 9 that you plan to continue making strategic acquisitions. Please disclose any definite plans to use proceeds from this offering for acquisitions or state that you do not have any definite plans at this time.

Response: MISCOR has revised the “Use of Proceeds” section on page 17 of the revised prospectus to add the following paragraph:

“We used the net proceeds from the prior issuances of our common stock included in this prospectus, as well as from the prior issuances of notes, debentures and warrants convertible into or exercisable for common stock included in this prospectus, to fund acquisitions, to acquire capital equipment, to fund general and administrative costs and working capital, and to refinance indebtedness. We intend to use the net proceeds from the exercise of the warrants to acquire capital equipment and to fund general and administrative costs and working capital. While we may use some or all of the net proceeds from the exercise of the warrants to fund acquisitions, we currently do not have any definite plans to do so.”

Determination of Offering Price, page 15

22.
Describe the various factors considered in determining the fixed price at which selling shareholders will make sales until your stock is quoted on the market you will specify. See Item 505(a) of Regulation S-K.

Response: MISCOR has revised the “Determination of Offering Price” section on page 17 of the revised prospectus as follows:

“As of the date of this prospectus, there is no established public trading market for the shares of common stock offered by the selling shareholders. The selling shareholders will sell the shares from time to time at a fixed price of $0.25 per share until the shares are quoted on the OTC Bulletin Board or are quoted or listed on another established trading market or exchange, and thereafter at prevailing market prices or privately negotiated prices. See “Plan of Distribution” in this prospectus. Among the factors we considered to determine the fixed offering price of $0.25 per share were prior private resales of our common stock, the conversion prices and exercise prices we negotiated for the convertible notes and warrants we issued to Laurus Master Fund, Ltd. in August 2005, our historical financial results and future prospects, and general market conditions. See “Prior Financing Transactions” in this prospectus.”

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

Principal and Selling Shareholders, page 16

23.
Please advise us clearly in your response letter whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers. For all selling shareholders that are broker-dealers, disclose that they are “underwriters” within the meaning of the Securities Act. You should revise the Plan of Distribution to state the names of selling shareholders who are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.

In this regard, we note your disclosure on page 16 that “[u]nless otherwise indicated, none of the selling shareholders is a registered broker-dealer or an affiliate of a registered broker-dealer.” We also note, for example, the disclosure on page 3 that Strasbourger designated Strasbourger employee and selling shareholder Ronald Moschetta to the board of Magnetech Industrial Services, Inc., and your disclosure that several of the selling shareholders were designated to receive warrants by Strasbourger and Vertical Capital. It is unclear whether or not you intend for these disclosures to indicate that these designees are affiliates of Strasbourger or Vertical Capital. Please revise to clarify.

Response: MISCOR has added the following paragraph to the “Principal and Selling Shareholders section on page 18 of the revised prospectus:

“Strasbourger Pearson Tulcin Wolff Inc. and Vertical Capital Partners, Inc. are registered broker-dealers that acted as placement agent and finder, respectively, with regard to certain prior financing transactions. See “Prior Financing Transactions” in this prospectus. We agreed to issue warrants to Strasbourger and Vertical Capital Partners as partial compensation for their services, and to include the common stock issuable upon exercise of the warrants in this prospectus for resale. Strasbourger and Vertical Capital Partners designated certain selling shareholders indicated below to receive the warrants. Based on information known to us, we believe that these selling shareholders are affiliated with Strasbourger or Vertical Capital Partners.”

MISCOR has also added the following paragraph to the “Plan of Distribution” section on page 71 of the revised prospectus:

“Strasbourger Pearson Tulcin Wolff Inc. and Vertical Capital Partners, Inc. are registered broker-dealers that acted as placement agent and finder, respectively, with regard to certain prior financing transactions. See “Prior Financing Transactions” in this prospectus. We agreed to issue warrants to Strasbourger and Vertical Capital Partners as partial compensation for their services and to include the common stock issuable upon exercise of the warrants in this prospectus for resale. They designated the following selling shareholders to receive the warrants: Strasbourger designees - Mark Angelo,

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

Barry Clark, Andrew Gonchar, Adam Gottbetter, Donna Kress, Weikei Lang, Ronald Moschetta, Tony Polyviou, Marcel Riebel and Alfred Schneider; Vertical Capital Partners designees - Robert DePalo, Robert Fallah, John Kidd and Myra Logan. Based on information known to us, we believe that these selling shareholders are affiliated with Strasbourger or Vertical Capital Partners. Consequently, depending on the circumstances under which they received the warrants, these selling shareholders may be deemed to be underwriters with respect to the shares that they are offering for sale.”

24.	For selling shareholders who are affiliates of broker-dealers, disclose clearly, if true, that:

●	The seller purchased in the ordinary course of business, and

●	At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling shareholder, then the prospectus must clearly state that the selling shareholder is an underwriter.

Response: MISCOR believes that the selling shareholders who are affiliates of broker-dealers did not purchase the warrants in the ordinary course of business. MISCOR does not know whether these selling shareholders had any agreement for understanding with any person to distribute the securities. MISCOR has added a new paragraph to the “Plan of Distribution” section beginning on page 70, the last sentence of which states in part that “depending on the circumstances under which they received the warrants, these selling shareholders may be deemed to be underwriters with respect to the shares that they are offering for sale.” The text of the entire paragraph is included in our response to comment 23 above.

25.
Also please revise to state more specifically the circumstances under which the Strasbourger and Vertical Capital designees received warrants in connection with your private placements. Clarify how the recipients were selected, who selected them, and when the warrants were granted. Similarly revise under Recent Sales of Unregistered Securities on page S-1.

Response: The individual warrant recipients were identified to MISCOR by officers of Strasbourger and Vertical Capital as being involved in the transactions on behalf of Strasbourger or Vertical Capital, as applicable. Strasbourger and Vertical Capital required MISCOR to issue the warrants to the designees, whom MISCOR believes are employees of or otherwise affiliated with Strasbourger or Vertical Capital, rather than directly to them. MISCOR has revised the “Principal and Selling Shareholders” and “Prior Financing Transactions” sections of the revised prospectus, as well as “Recent

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

Sales of Unregistered Securities” on page S-1 to provide additional detail, to the extent it is available, about the warrant grants.

26.
We note your reference to “successors-in-interest, donees, transferees,” etc., of the selling shareholders. Please note that your registration statement must identify all selling shareholders and provide Item 507 of Regulation S-K information with respect to all selling shareholders. If you are currently aware of any “successors-in-interest, donees, transferees,” etc., who intend to use this registration statement, they must be identified and Item 507 information must be provided. In your response letter, confirm your understanding of this obligation. You may add or substitute selling shareholders through the use of Rule 424(b) prospectus supplements only if certain conditions are satisfied. For additional guidance, refer to the July 1997 Telephone Interpretations B.81 and H.3.

Response: MISCOR has deleted references to successors-in-interest, donees, transferees, etc. of the selling shareholders from page 18 of the revised prospectus.

27.
Please revise to clarify the footnote references for Gregg M. Gaylord and Linda S. Covillon; Dr. Leo Mazzocchi and Nancy T. Mazzocchi; and several other selling shareholders whose names appear next to a reference to note 9. The relationship between these selling shareholders and Mr. Wisniewski is unclear.

Response: There were some errors in the footnote references. The selling shareholders whose names appeared next to a reference to note 9 were supposed to refer to a footnote indicating that such selling shareholders held the shares as joint tenants with rights of survivorship. This is new footnote 30 in the revised prospectus. These selling shareholders have no relationship with Mr. Wisniewski. Please see pages 18-28 of the revised prospectus.

28.	Disclose the natural person(s) who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by Bevita Commercial Corp.

Response: The natural person who exercises the voting and/or dispositive powers with respect to the securities held by Bevita Commercial Corp. is Bernhard Meier. Mr. Meier was listed separately as a selling shareholder. Instead of identifying Mr. Meier and Bevita separately as selling shareholders, MISCOR has included Mr. Meier’s holdings through Bevita with his other holdings. Please see page 22 of the revised prospectus and the related footnote 73.

Prior Financing Transactions, Page 27

29.	We note your disclosure that several of your convertible securities are convertible at apparently fixed conversion prices, “subject to certain anti-dilution adjustments.”

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

Please revise to clarify briefly how these anti dilution adjustments operate. Clarify whether the exercise prices are fixed and whether they will be adjusted to account for the effect of securities issued on conversion of these securities and for the effect of securities issued to Laurus in connection with the credit facility and notes.

Response: MISCOR has revised the prospectus to clarify briefly how these anti-dilution adjustments operate. Please see pages 30-34 of the revised prospectus.

30.
Also, revise your descriptions of the financing transactions to state more clearly whether or not you are registering each of the specific securities described for resale. In this regard, we note your statement at the bottom of page 30 that: “The respective registration rights agreements require us to register the common stock issued to the investors and the common stock issuable upon conversion or exercise of the debentures, notes and warrants described above (other than the revolving note issued to Laurus Master Fund, Ltd.) with the Securities and Exchange Commission for resale under the Securities Act of 1933. To comply with this obligation we filed the registration statement of which this prospectus is a part.” For example, it is not entirely clear whether or not you intend to register resales of any securities issued or issuable to Strasbourger, securities issuable to Laurus as principal and interest under the notes Laurus holds or securities issuable upon conversion of the revolving note held by Laurus. Revise so that each description of a financing transaction makes clear from its context which specific securities are subject to this registration statement and which are not.

Response: MISCOR has revised the description of its prior financing transactions in the prospectus to state more clearly which securities are being registered for resale. See pages 29-35 of the revised prospectus. MISCOR also has revised its specific disclosure regarding the registration rights on pages 34-35 of the revised prospectus as follows:

“We have agreed to register with the Securities and Exchange Commission the resale of the common stock issued to the investors in each of the financing transactions described above. We also have agreed to register with the Securities and Exchange the resale of shares of common stock issuable upon conversion of the convertible debentures and notes and upon exercise of the warrants described above, except for shares issuable upon conversion of the revolving note issued to Laurus. To comply with these registration obligations, we filed the registration statement of which this prospectus is a part.”

Financing by John A. Martell, page 27

31.	Please revise to disclose the amount due under the note at the time you issued the option and the amount due as of the most recent practical date.

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

Response: MISCOR has revised the prospectus to disclose the amount due under the notes as of September 25, 2005 and as of November 30, 2005. Please see page 29 of the revised prospectus.

Private Placements of Preferred and Common Stock, page 27

32.	Please revise to state more clearly whether or not the fee paid to Strasbourger was paid in cash or securities.

Response: MISCOR has revised its disclosure to clearly state that MISCOR paid Strasbourger a cash fee. Please see page 30 of the revised prospectus.

Private Placement of Convertible Debentures and Warrants, page 28

33.
We note your statement that “[u]pon written notice we can redeem any or all of the outstanding debentures prior to the maturity date at a redemption price equal to 100% of the principal amount redeemed, plus accrued and unpaid interest through the redemption date.” Revise to clarify whether the redemption price is payable in cash or securities, and if securities, disclose whether or not you are registering issuance or resales of the securities.

Response: MISCOR has revised its disclosure to clearly state that the redemption price is payable in cash. Please see page 31 of the revised prospectus.

34.	Also revise to disclose more clearly whether the 6% interest rate is fixed, floating or adjustable, and if not fixed, describe the adjustment mechanism briefly.

Response: MISCOR has revised its disclosure to clearly state that the 6% interest rate is fixed. Please see page 30 of the revised prospectus.

Senior Secured Credit Facilities, page 28

Laurus Master Fund, Ltd., page 29

35.
We note your statement on page 30 that “[i]n connection with the Laurus financing, we paid to Vertical Capital Partners, Inc., as a finder's fee, cash of $200,000, and issued to persons designated by Vertical Capital Partners warrants to acquire up to 500,000 shares of our common stock.” Please revise to disclose more clearly what services Vertical Capital provided in connection with this financing. Also file the agreements under which Vertical Capital was engaged as exhibits. See Item 601(b)(10) of Regulation S-K.

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

Response: MISCOR has revised its disclosure to state more clearly that MISCOR paid Vertical Capital a finder’s fee for introducing MISCOR to Laurus. Please see page 34 of the revised prospectus.

Market for our Common Stock and Related Shareholder Matters, page 31,

36.
We note your disclosure of “warrants to acquire up to 22,791,534 shares of our common stock at exercise prices ranging from $0.0001 to $0.34 per share.” Please revise to clarify whether these warrants are each exercisable at fixed prices, or whether the exercise prices are variable. If the exercise or conversion prices are adjustable or variable, please clearly and briefly describe the adjustment mechanisms. Similarly revise to clarify whether your convertible senior secured notes are all convertible at fixed prices or whether any have variable conversion prices. Similarly clarify what is the conversion price of the subordinated debentures or revise to explain why you can only state the “approximate” conversion price.

Response: MISCOR has revised to clearly state that the exercise and conversion prices are fixed. MISCOR has disclosed the exact conversion price of the subordinated debentures ($0.3404926). Please see page 35 of the revised prospectus.

Management's Discussion and Analysis of Financial Condition and

Results of Operations, page 35

37.
The Commission's Interpretive Release No. 33-8350, “Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. For example, consider expanding your discussion of any known trends or uncertainties that could materially affect your results of operations in the future, such as your intention to acquire additional businesses and expand your customer base and geographic presence. As another example, address the estimated increase to your general and administrative expenses associated with the costs related to being a public company and how you intend to pay for the expenses, if material.

Response: MISCOR has revised its MD&A to identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. For example, MISCOR has expanded the discussion of its intention to acquire additional businesses, discussed the costs associated with being a public company and addressed its plan to reduce accounts receivable and inventory. See pages 39-46 of the revised prospectus.

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

Results of Operations, page 37

38.
We note on page on page F- 19 that you evaluate the performance of your business segments based on net income or loss. We also note that you did not discuss net income or loss for each business segment in your results of operations. Please add a discussion of segment net income and loss, in addition to gross profit, to your results of operations in accordance with FRC 501.06 of the Codification of Financial Reporting Policies.

Response: MISCOR has added a discussion of segment net income and loss and gross profit to its results of operations. See pages 41-44 of the revised prospectus.

Liquidity and Capital Resources, page 39

39.
Please revise the liquidity discussion to provide an expanded evaluation of the amounts and certainty of cash flows, the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements, and discussion and analysis of known trends and uncertainties. Again, see Release No. 33-8350 for guidance. For example, the discussion should explain, with quantified disclosure, how your expansion plans will affect your need for liquidity. As another example, quantify the total amount of your indebtedness and disclose your debt service requirements for the next 12 months, including interest payments. Also discuss your ability to satisfy your debt repayment obligations.

Response: MISCOR has revised the liquidity discussion as requested. See pages 44-45 of the revised prospectus.

40.
We note your statement that “[d]uring the six months ended June 26, 2005, we consumed $3.9 million in operations.” Please revise this and similar statements that you “consumed” funds in operations to clarify that these are net operating cash outflows.

Response: MISCOR has revised to clarify that funds “consumed” are net operating cash outflows. See page 44 of the revised prospectus.

41.
We note your statements that your negative operating cash flows “resulted from the net loss and increases in accounts receivable and inventory.” Please revise to provide your analysis of the reasons underlying the increases in accounts receivable and inventory as well as the impact if your increases in accounts receivable and inventory levels is a trend that you expect to continue. See Release No. 33-8350.

Response: MISCOR has revised to provide its analysis of the reasons underlying the increases in accounts receivable and inventory as well as the impact if its increases in

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

accounts receivable and inventory levels is a trend that MISCOR expects to continue. See page 44 of the revised prospectus.

42.
Summarize the material financial covenant measures contained in your financing arrangements. Note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company's ability to undertake financing to a material extent.

Response: MISCOR has added the following paragraph to page 45 of the revised prospectus:

“Our financing arrangements do not contain any financial covenant measures, such as minimum working capital, debt to equity or debt coverage ratios, that materially restrict our ability to undertake financing. These arrangements do include, however, restrictions on our ability to incur new indebtedness (other than trade debt), whether secured or unsecured, to redeem our capital stock, to issue preferred stock, and to pay dividends on any of our capital stock. In addition, so long as the senior secured notes we issued to it are outstanding, Laurus Master Fund, Ltd. has a right of first refusal with respect to any future debt financing that is convertible into our capital stock. These restrictions and the right of first refusal will make it more difficult to obtain future financing for our business.”

43.	Please describe briefly the events that constitute events of default under the notes issued to Laurus and the consequences of default.

Response: MISCOR has described briefly the events that constitute events of default under the notes issued to Laurus and the consequences of default. Please see pages 44-45 of the revised prospectus. The events of default also are described on pages 32-33 of the revised prospectus.

Segment Information, page 43

44.
We refer to your discussion on page 47 of marketing and customers for your industrial services segment, specifically your provision of predictive and preventive maintenance services to be performed for a term of one year or less. Provide us with details of the terms of these contracts, your revenue recognition under these arrangements and refer to your basis in the accounting literature. If these types of services contracts are material, provide a discussion in your revenue recognition policy.

Response: MISCOR does not consider these maintenance services to be a material part of its business. Further, MISCOR’s maintenance services are provided on an

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

individual call basis and billed on such individual call basis. MISCOR does not sell maintenance contracts together with products.

Legal Proceedings, page 53

45.
For the legal proceeding described here, please provide all information required by Item 103 of Regulation S-K. For example, identify the nature of relief sought by Hatch & Kirk and the factual basis alleged to underlie the claims.

Response: MISCOR recently settled its dispute with Hatch & Kirk and has deleted references to the pending matter from the revised prospectus. Please also see our response to comment 15.

Plan of Distribution, page 66

46.	Discuss the ability of the selling shareholders to conduct short sales and the possible impact of short sales on the market price of your common stock.

Response: MISCOR has added the following paragraph to the “Plan of Distribution” section of the revised prospectus:

“Laurus Master Funds, Ltd., our secured lender and a selling shareholder in this offering, has agreed to not sell “short” any of our common stock as long as any of the notes we issued to it are outstanding and for a period of one year after all obligations under the notes have been paid in full. For a description of these notes, see “Prior Financing Transactions” in this prospectus. A short seller expects to profit from the decline in the price of a stock by selling stock that is borrowed from a third party, and then buying the stock later at a lower price to return to the lender. The other selling shareholders in this offering are not subject to any contractual restrictions on selling short any of our common stock. Short sales can depress the market price of our stock if and when a public trading market for our common stock develops. Regulation SHO and other rules and regulations under the Securities Exchange Act of 1934 regulate short sales and prohibit certain short-selling tactics considered abusive or manipulative.”

Please see page 71 of the revised prospectus.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-4

47.	We note based on your segment presentation on page F-21 that depreciation and amortization is not included in cost of revenues. Tell us to what the depreciation and

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

amortization relates. If it relates to cost of revenues, revise your presentation to comply with SAB 11:B.

Response: Depreciation and amortization expense are included as components of cost of revenues in MISCOR’s consolidated statements of operations on page F-4.

Depreciation and amortization expense presented on page F-21 of MISCOR’s original filing related to both cost of revenues and selling, general and administrative expenses. MISCOR has revised its presentation to disclose depreciation and amortization expense related to cost of revenues, and depreciation and amortization expense related to selling, general and administrative expenses for the nine months ended September 25, 2005 and the years ended December 31, 2004 and 2003.

Note A - Summary of Significant Accounting Policies, page F-7

48.	Please provide disclosure required by paragraph 40-41 of SFAS 128 regarding your EPS calculation.

Response: MISCOR has revised its disclosure in Note A - Summary of Significant Accounting Policies on pages F-9, F-10 and F-11 to fully comply with paragraphs 40 and 41 of SFAS 128.

Revenue Recognition, page F-8

49.	We note on page 1 that you provide numerous services through your wholly-owned subsidiaries. We note that you:

●	Provide maintenance and repair services for both alternating current and direct current electric industrial motors;

●	Repair and manufacture industrial lifting magnets;

●	Manufacture, remanufacture, repair and engineer power assemblies, engine parts and other components related to large diesel engines;

●	Provide engineering and repair services for electrical power distribution systems within industrial plants and commercial facilities;

●	Provide electrical contracting services, including design-build services, to industrial, commercial and institutional customers;

●	Provide on-site maintenance services in all areas of our business; and

●	Provide custom and standardized multi-craft industrial maintenance training programs.

Please tell us in detail your accounting policy regarding revenue recognition for each stream of service revenue. It also appears that in some instances you may have

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

multiple deliverables. Please advise. Finally, revise your document to add a discussion of your revenue recognition policy for service revenue and multiple deliverables. Refer to SAB 104 and EITF 00-21.

Response: MISCOR has revised the description of its products and services on page 1 of the revised prospectus to more accurately reflect its business as requested in comment 13 as follows:

“The industrial services segment is primarily engaged in providing maintenance and repair services to industry, including repairing and manufacturing industrial electric motors and lifting magnets, and providing engineering and repair services for electrical power distribution systems within industrial plants and commercial facilities. The electrical contracting segment provides a wide range of electrical contracting services, mainly to industrial, commercial and institutional customers. The diesel engine components segment manufactures, remanufactures, repairs and engineers power assemblies, engine parts and other components related to large diesel engines for the rail, utilities, maritime and offshore drilling industries.”

Additionally, MISCOR does not sell multiple deliverables, as described in EITF 00-21. MISCOR’s maintenance services are provided on an individual call basis and billed on such individual call basis. MISCOR does not sell maintenance contracts together with products. Accordingly, MISCOR has conformed its disclosure in Note A - Summary of Significant Accounting Policies on Page F-9 to include the following:

“Revenue consists primarily of sales and service of industrial magnets, electric motors, and power assemblies. Sales revenue is recognized when all work is complete and both title and risk of loss transfer to the customer, provided that no significant obligations remain. The Company provides for an estimate of doubtful accounts, based on historical experience. The Company’s revenue recognition policies are in accordance with Staff Accounting Bulletin (“SAB”) No. 101 and SAB No. 104.

Revenues from Martell Electric, LLC’s electrical contracting business are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total costs to complete for each contract. Costs incurred on electrical contracts in excess of customer billings are recorded as part of other current assets. Amounts billed to customers in excess of costs incurred on electrical contracts are recorded as part of other current liabilities.”

50.	We note your statements that “amounts billed to customers in excess of costs incurred on electrical contracts are recorded as part of other current liabilities.” In

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

this regard tell us, providing journal entries, how you record these transactions. Tell us if you record deferred revenue before you receive the cash funds. If you do recognize deferred revenue before you receive the cash funds, tell us:

●	Tell us, why you believe you can recognize an asset based on FASB Concept 6.

●	Citing historical experience for the last two years, the likelihood that revenue will eventually be recognized on this deferred revenue.

●	The time period between the time you generate an invoice and the period of collection.

Response: For electrical contracts in which MISCOR has the contractual right to bill the customer in advance of services performed, MISCOR records the following journal entry:

DR.	Accounts Receivable		XXX
	CR.	Billings in excess of costs incurred
		Other current liabilities		XXX

Under FASB Concept 6, an asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others' access to it, and (c) the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred.

MISCOR believes that these transactions meet the essential asset characteristics noted in Concept 6 above in that MISCOR only records a receivable with an offsetting credit to deferred revenue when it has the contractual right to bill and receive payment from the customer and subsequent collection of the amounts billed in advance of work performed is deemed probable. MISCOR deems the subsequent collection of these amounts as probable due to the positive collection history of these receivables. MISCOR performs a credit review of potential customers prior to entering into a contract to perform services. As a result of the credit review process, the electrical contracting business segment has had $18,500 in bad debt expense in the past two years. In addition, receivables are collected on a timely basis as supported by the fact that days sales outstanding for the electrical contacting business segment is 78 days for the nine months ended September 25, 2005 and 56 days for the year ended December 31, 2004, inclusive of retainage.

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

Note B - Acquisitions, page F- 10

51.	Tell us how you considered Rule 3-05 and Article 11 of Regulation S-X regarding your March 2005 acquisition.

Response: Rule 3-05(a)(1) of Regulation S-X describes the requirement that financial statements of an acquired business be included in a filing where consummation of a business combination accounted for as a purchase has occurred or is probable.

Rule 3-05(a)(2) refers to Rule 11-01(d) of Regulation S-X in determining whether a business has been acquired.

Rule 11-01(d) of Regulation S-X provides guidance as to what constitutes a business, and states that the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure or prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser entity constitutes a business are the following:

1.	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

2.	Whether any of the following attributes remain with the component after the transaction:

a.	Physical facilities;
b.	Employee base;
c.	Market distribution system;
d.	Sales force;
e.	Customer base;
f.	Operating rights;
g.	Production techniques; or
h.	Trade names

MISCOR’s March 2005 acquisition of certain operating assets from Hatch & Kirk, Inc. (“H&K”) did not meet the standard for a “business” as described in Rule 11-01(d) of Regulation S-X. H&K was a distressed company with facilities in Seattle, WA, Houston, TX, Hagerstown, MD and Weston, WV. The financial statements of H&K have not been audited since 2000, nor have any other attest services been provided for the

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

company’s financial statements since then. MISCOR acquired certain operating assets of H&K located in Maryland and West Virginia, and assumed certain of H&K’s liabilities. The books and records of the portion of the H&K operations that were acquired were commingled with the books and records of the entire H&K company; consequently, financial information relating to the acquired operations must be extracted from the company financial information.

The nature of the revenue-producing activity of the net assets of H&K are being changed through MISCOR’s integration of those assets into its business through MISCOR’s plan to focus cross-selling activities between its pre-existing locomotive business conducted from its Huntington, WV facility with those operating activities of the H&K net assets.

While certain of the attributes of the business conducted by H&K with the assets acquired by MISCOR remained the same subsequent to the acquisition (physical facilities, certain employees, customers), MISCOR’s plan is for the integration of the H&K assets into MISCOR, combined with its pre-existing locomotive business, to serve as a platform for a robust stand-alone segment of MISCOR.

52.	In addition, please provide disclosures as required by paragraphs 51, 54 and 55 of SFAS 141.

Response: MISCOR has revised its financial statements to include the disclosures described in paragraph 51 of SFAS 141. Paragraphs 54 and 55 of SFAS 141 do not apply to this transaction, for the reasons described in our response to comment 51 above.

Note F - Debt, page F- 13

53.	Revise to disclose the conversion terms of the subordinated secured convertible debentures issued as of May 5, 2005.

Response: MISCOR has revised its disclosure in Note F - Debt on page F-15 to disclose the conversion terms of the subordinated secured convertible debentures issued as of May 6, 2005.

Note G -Equity Issuances, page F-14 2004, page F-15

54.
We note that both the warrants issued in connection with the convertible debentures in January 2005 and the warrants issued in connection with the Bridge Financing and common stock offering in May 2004 are subject to registration rights agreements filed as Exhibit 4.14 and 4.13, respectively. These agreements require you to file a registration statement that is declared effective by the SEC. If you have not filed a registration statement that includes Registrable Securities by a certain

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

date, for each thirty days that such a registration is not filed, you shall pay the holders liquidated damages equal to one percent (1%) of total issued share capital of your common stock. In this regard, it appears that these provisions would result in liability classification under paragraph 16 of EITF 00-19. If true, you would be required to classify the warrants as a liability, initially measured at fair value with subsequent changes in fair value reported in earnings as long as the warrants remain classified as liabilities. Please revise or advise.

We also note on page 31 that in September 2004 and September 2005, you provided certifications to the applicable investors and agreed to file the registration statement as soon as reasonably practicable. As a result, you believe that you are not liable for any liquidated damages under the applicable provisions of the registration rights agreements entered into with the investors in the respective offerings. In this regard, please tell us whether these investors accepted these certifications and have legally agreed to waive the liquidating damages.

Response: MISCOR believes that 4,500,000 in warrants issued in conjunction with the 2004 common stock offering and the 10,438,593 warrants issued in conjunction with the 2005 debenture offering meet the criteria for equity classification under EITF 00-19. Under EITF 00-19, warrants are classified as equity if all of the following conditions are met:

1.	The contract permits the company to settle in unregistered shares.

Per the agreements, the warrants may be settled in unregistered or registered shares.

2.
The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

Total common stock outstanding and common stock issuable upon exercise of warrants or conversion of debt is 199,628,251 as of September 25, 2005. MISCOR is authorized to issue 300,000,000 shares of common stock.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The warrants issued in conjunction with the common stock offering in 2004 contained a fixed amount of shares to be delivered, which is 4,500,000 shares at an exercise price of $0.0001 per share. The warrants issued in conjunction with the

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

convertible debenture offering in 2005 contained a fixed amount of shares to be delivered, which is 10,438,593 shares at an exercise price of $0.001 per share.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

MISCOR’s registration rights agreements with the investors in the private placement of its convertible debentures and warrants described above required MISCOR to file a registration statement by April 30, 2005 covering the shares of MISCOR’s common stock issuable upon conversion of the debentures and exercise of the warrants issued to the investors in that transaction. If MISCOR failed to file the registration statements by these deadlines, the respective registration rights agreements obligated MISCOR to pay the applicable investors liquidated damages in the amount of 1% of the total issued shares of common stock for each 30-day period that the applicable registration statement has not been filed. The penalty called for MISCOR to settle damages through the issuance of common stock. There were no provisions for these penalties to be settled in cash.

These agreements further provide, however, that MISCOR will not be required to pay these liquidated damages if MISCOR provides the investors with a certificate stating that, in the good faith judgment of MISCOR’s board of directors, it would be seriously detrimental to MISCOR and its shareholders for such registration statements to be filed owing to a material pending transaction or other issue. In September 2004 and September 2005, MISCOR provided such certificates to the applicable investors and agreed to file the registration statement as soon as reasonably practicable. No investor has indicated to MISCOR that the investor views the certificates as invalid or otherwise unacceptable. In addition, MISCOR subsequently received written confirmation from the agent of the debenture holders that no liquidated damages are owing under the registration rights agreements and waiving any claim to such liquidated damages.

5.
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

There are no required cash payments to the counterparties if the shares initially delivered upon settlement are subsequently sold by the counterparties and the sales proceeds are insufficient to provide the counterparties with full return of the amount due.

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

This situation does not exist in the contracts with the equity and debenture holders.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no provisions in the contracts that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

8.	There is no requirement in the contract to post collateral at any point or for any reason.

There is no requirement in the contracts to post collateral at any point or for any reason.

Based on the above, MISCOR believes that all of the criteria are met under EITF 00-19 to classify warrants issued under the 2004 common stock offering and 2005 debenture offering as equity on the consolidated balance sheet.

MISCOR has added the following risk factor on page 11 of the revised prospectus:

“Certain security holders could require us to issue additional shares of common stock to them if a court determined that we did not file with the Securities and Exchange Commission a registration statement covering the shares issued and issuable to them within the time periods required by registration rights agreements with these holders, which would dilute your percentage ownership of our common stock.

We issued our common stock, debentures convertible into common stock, and warrants exercisable for common stock to investors in certain private placement transactions. In registration rights agreements with these investors, we agreed to file with the Securities and Exchange Commission by specified dates one or more registration statements to register for resale the shares of our common stock issued and issuable to these investors. If we fail to do that, the registration rights agreements obligate us to pay to the investors liquidated damages in the amount of 1% of the total issued shares of our common stock for each 30-day period beyond the date required to file the applicable registration statement. We did not file the registration statements by the required dates.

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

The registration rights agreements with these investors also provide, however, that we are not required to pay these liquidated damages if we provide the investors with a certificate stating that, in the good faith judgment of our board of directors, it would be seriously detrimental to us and our shareholders to file a registration statement covering their shares owing to a material pending transaction or other issue. In September 2004 and September 2005, we provided these certificates to the investors and agreed to file the registration statement as soon as reasonably practicable. On October 31, 2005, we filed with the Securities and Exchange Commission a registration statement, of which this prospectus is a part, which includes the shares issued and issuable to these investors. Consequently, we believe that we are not liable to the investors for such liquidated damages[, and we received confirmation to that effect on behalf of some but not all of the investors]. If any of the investors successfully asserted a claim for such liquidated damages and we were required to issue additional shares of our common stock to them, the percentage ownership of each shareholder in the company would be diluted, and the degree of dilution could be significant. See “Prior Financing Transactions — Registration Rights” in this prospectus.”

55.
We note that for services as placement agent in the Bridge Financing and common stock offering, MISCOR issued to its placement agent, ten year common stock purchase warrants to purchase $4,500,000 shares of MISCOR common stock at an exercise price of $0.0001 per share. Given the ten-year term of the warrants, tell us why you used a one-year expected life in your assumptions to determine fair value. Similarly, tell us why you used a one year estimated life for all your other warrants issued in 2004 and 2005.

Response: MISCOR used an expected term of one year for the 4,500,000 warrants issued to Strasbourger due to the fact that the warrant holder has no economic risk in exercising these warrants with the total consideration to exercise at a price of $450 ($0.0001 per warrant), and, therefore, MISCOR estimated that the warrant holder would exercise upon MISCOR’s shares becoming registered, which was approximated at one year. In addition, using the contractual life of the warrants (ten years), as provided under SAB 107, footnote 7, will not effect the valuation of the warrants under the Black-Scholes model due to the de minimis exercise price of the warrants (the fair value of the warrants will be $0.20 using a warrant term of one year or contractual term of ten years).

Similarly, MISCOR also used an expected term of one year for the 10,438,593 warrants issued to the debenture holders and Strasbourger in 2005 due to the fact that the warrant holders have little economic risk in exercising these warrants with the total consideration to exercise at a price of $10,439 ($0.001 per warrant). Therefore, MISCOR estimated that the warrant holder would exercise upon MISCOR’s shares becoming registered, which was approximated at one year. As of December 15, 2005, warrants for 865,368 shares of common stock had been exercised. In addition, increasing the

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

expected term to the contractual life of the warrants, as provided under SAB 107, footnote 7, will not effect the valuation of the warrants under the Black-Scholes model due to the de minimis exercise price of the warrants (the fair value of the warrants will be $0.25 using a warrant term or one year or longer contractual term).

2005 (unaudited), page F- 15

56.
We note that the fair value of the common stock issued in the March 2005 acquisition was determined to be $0.40. Tell us how this reconciles to other issuances in 2005, such as the shares issued to your securities counsel in the debenture offering, that appear to have a fair value of $0.25.

Response: The fair value of the 30,000 shares of the common stock issued in the March 2005 acquisition and the fair value of the common stock issued to MISCOR’s securities counsel in the debenture offering were both determined based on arms length negotiations. The total impact of valuing the 30,000 shares at $0.40 per share compared to $0.25 per share is $4,500, which MISCOR believed was not significant enough to warrant further consideration as an adjustment to its consolidated financial statements.

Note P - Subsequent Events, page F-21

Senior Debt Refinancing (unaudited), naize F-21

57.
We note that in August 2005 you entered into a Security and Purchase Agreement with Laurus Master Fund, LTD. (“Laurus”). The Agreement provides financing comprising of a $7,000 Revolving Note and a $3,000 Term Note. Laurus has the option to convert all or any portion of the outstanding principal amount and/or accrued interest under the Revolving Note into shares ofMISCOR common stock. As part of the financing, Laurus issued warrants for shares of common stock with an exercise price of $0.34 per share. In this regard:

●	Tell us and disclose how you accounted for this transaction. Provide us with journal entries used.

●	Tell us how you considered EITF 00-19 with respect to warrants and EITF 98-5 and EITF 00-27 for the conversion feature.

Response: MISCOR has accounted for this transaction in its September 2005 financial statements as follows:

Accounting for $3 million term note

The $3 million convertible term loan specifies that principal payments of $100,000 plus accrued interest (prime + 1%) commences in March 2006. The note

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

matures in August 2008. The term loan also has a fixed conversion price of $0.26 per share of common stock and can be exercised by the holder at any time. The fair value of MISCOR’s common stock was determined to be $0.25 per share at the commitment date. The $0.25 fair value was based on, among other factors, the sale of MISCOR’s stock in a transaction between the majority shareholder, John Martell, and a group of outside investors in September 2005. MISCOR determined that there was no beneficial conversion feature related to the convertible term debt issued to Laurus under EITF 98-5, as there was no intrinsic value since the conversion option price of $0.26 exceeded the fair value of the common stock at the commitment date ($0.25). As a result, MISCOR recorded the following entry for the convertible term loan:

DR.	Cash		$3,000,000
	CR.	Current portion of long-term debt		$ 700,000
	CR.	Long-term debt		$2,300,000

Accounting for $7 million convertible revolving term note

The agreement with Laurus provides financing comprised of a $7,000,000 revolving note. Laurus agreed to advance funds under the revolving note in amounts up to 90% of eligible trade accounts receivable. Interest is payable monthly under the revolving note at 1% over prime as published in the Wall Street Journal. All principal and accrued interest is due on the maturity date which is August 2008.

Laurus has the option to convert all or any portion of the outstanding principal amount and/or accrued interest under the revolving note into shares of MISCOR common stock at the Fixed Conversion Price. Fixed Conversion Price means (i) with respect to the first $3,500,000 of the aggregate principal amount converted, $0.19 per share or 18,421,053 shares and (ii) with respect to the remaining principal amount converted, $0.32 per share or 10,937,500 shares. As a result, $7,000,000 can be converted into 29,358,553 or $0.2384 per share.

As of September 25, 2005, MISCOR has drawn down $4,000,000 on the revolver, which can be converted into 19,983,583 shares or $.2002 per share. Under EITF 98-5, MISCOR would have a beneficial conversion feature for the difference between the fair value of MISCOR’s stock at the commitment date ($0.25) and the fixed conversion price ($0.20). The beneficial conversion feature translates into $0.05 (rounded) per share or $996,000. As a result, MISCOR recorded a $996,000 charge immediately to interest expense with the offset to Additional Paid In Capital related to the beneficial conversion feature since the $4,000,000 outstanding amount on the revolver can be converted immediately at the option of the holder. See journal entries below:

Journal Entry to record amounts drawn down on convertible term note:

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

DR.	Cash			$4,000,000
		CR.	Long-term debt		$4,000,000

Journal entry to record beneficial conversion feature:

DR.	Interest expense			$996,000
		CR.	Additional paid-in-capital		$996,000

	($4,000,000 / $0.2002) = 19,983,553 shares X ($.25 - $.2002) = $996,000

For future draws against the convertible revolving term note, MISCOR will make determinations as to whether beneficial conversion features exist based upon the fair value of MISCOR’s common stock at the date of the future draws.

Accounting for common stock and warrants issued in connection with debt financing:

As part of the financing, Laurus was issued 6,163,588 shares of MISCOR’s common stock at closing. The 6,163,588 shares of common stock were valued at $0.25 per share, or $1,541,000. This transaction has been reflected as a debt issuance cost (recorded in other assets) and is being amortized over the term of the debt, which is three years.

In addition, MISCOR issued warrants for 7,352,941 shares of MISCOR’s common stock with an exercise price of $0.34 per share. MISCOR used the Black-Scholes valuation model in estimating the fair value of the warrants. The following assumptions were used for such estimates: no dividend yield, no expected volatility, risk-free interest rate of 4.18% and an expected life of the common stock purchase warrants of seven years (contractual term used in accordance with SAB 107, footnote 7). The resulting valuation using the Black-Scholes model yielded no value for these issued warrants.

In evaluating the treatment of warrants as a liability or equity under EITF 00-19, MISCOR determined that the warrants should be classified as a liability because, under the terms of the senior credit facility with Laurus, MISCOR must secure the quotation or listing of its common stock on the OTC Bulletin Board, NASDAQ, or a national exchange no later than the earlier of 60 days after the effective date of the registration statement or March 22, 2006. MISCOR’s failure to satisfy this obligation would cause MISCOR to be in default under its senior credit facility and would require MISCOR to pay cash penalties as stipulated under the agreement. In addition, satisfaction of this provision is not in MISCOR’s control.

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

Because the warrants had no value at issuance or at September 25, 2005, no liability was recorded. However, MISCOR will revalue these warrants on a quarterly basis and will mark the warrants to fair value, with the change in fair value being recorded to the profit/loss, until such time that the warrants meet all of the criteria to be recorded as equity under EITF 00-19.

Equity Incentive Plans. page F-22

2005 Stock Option Plan, page F-22

58.	We note that in September 2005 you granted stock options. For all stock options granted, please provide following disclosure in your financial statements:

●
For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. Please note that the number of options may be aggregated by month or quarter and the information presented as a weighted average per-share amounts.

●	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

●	If the valuation specialist was a related party, a statement indicating that fact.

In addition your MD&A should provide the following information:

●	A discussion of the significant factors, assumptions, and methodologies used in determining fair value of common stock.

●	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated initial public offering price.

●	If a contemporaneous valuation performed by an unrelated valuation specialist was not used, the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist;

●
Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated initial public offering price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

Please note that we will defer our final evaluation of your response until you provide all the disclosures required by this comment in your registration statement. In this regard, we note that your Form S-1 does not include the estimated price range for the initial public offering.

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

Response: MISCOR has added the requested disclosure related to its stock option grants to its financial statements (see Note Q-Subsequent Events in the revised prospectus) and MD&A (see page 41 of the revised prospectus). MISCOR has not included the estimated price range for its initial public offering because the offering is not an underwritten offering. Instead, the price has been fixed by MISCOR as described in “Determination of the Offering Price” (see page 17 of the revised prospectus) and elsewhere in the prospectus.

2005 Restricted Stock Purchase Plan, page F-23

59.	Tell us and disclose how you will account for your 2005 restricted stock purchase plan. Refer to your basis in accounting literature.

Response: At the date of issuance, the restricted stock issued had an intrinsic value of $0.249 per share or $62. On September 30, 2005, the Company charged deferred compensation (reflected as a contra-equity account) and credited additional paid-in capital in the amount of $62. The issuance of the restricted stock was intended to lock-up key employees for a three year period. As a result, the Company will record compensation expense over the three year restriction period by amortizing deferred compensation on a straight-line basis over the three year period commencing September 30, 2005.

The above disclosure has been added to our financial statements (Note Q).

We have accounted for the initial grant of these restricted shares under the provisions of APB 25. Adoption of SFAS 123 (R) will not result in any change to our accounting, since the intrinsic value of the restricted shares, at the date of issuance, approximated the estimated fair value of our common stock. Such fair value was estimated using the Black-Scholes model under the provisions of SFAS 123.

60.
In your amended filing, please revise to include the new undertakings which became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www,. See new Item 512(a)(5) and 512(a)(6) of Regulation S-K, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf

Response: MISCOR does not believe that new Item 512(a)(5) and (6) are applicable to it because MISCOR will not rely on Rule 430B or 430C. Instead, MISCOR will rely on 430A, for which we already have included the necessary undertakings.

* * * * *

Michelle Anderson
Securities and Exchange Commission
December 30, 2005

We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (616) 742-3933 or Julie Russell Dilts of our firm at (317) 231-7428.

Very truly yours,

/s/ R. Paul Guerre

R. Paul Guerre

cc:    John A. Martell
Richard J. Mullin
James M. Lewis
Joseph W. Beach
James Kochanski
Richard L. Mintz
Julie Russell Dilts